Filed Pursuant to Rule 433

Registration No. 333-132911

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STEP Income SecuritiesSM (STEPSM) to be issued by Merrill Lynch & Co., Inc.

STEP Income SecuritiesSM (STEPSSM) are senior unsecured debt securities to be issued by Merrill Lynch & Co., Inc. (ML & Co.) that offer current income through fixed coupon payments and the opportunity for investors to participate in the potential upside of an underlying asset at or above a specified level (Step Level) in the form of an additional fixed payment at maturity (Step Payment). Investors bear one-for-one (or in some cases, leveraged) downside exposure for declines below a specified buffer.

This fact sheet is intended to provide an overview of STEPS and does not provide the terms of any specific series of STEPS. Prior to any decision to invest in a specific series of STEPS issued by ML & Co., investors should carefully review the related disclosure document which contains a detailed explanation of the terms of the offering of a specific series of STEPS as well as the risks, tax treatment and other relevant information about such a series of STEPS. Additionally, investors should consult their accounting, legal or tax advisors before investing in STEPS.

	COMMON FEATURES	RATIONALE

¡    Generally linked to the performance of the equity shares of a single issuer, although it can also be linked to a wide range of underlying assets

¡    Predictable income through quarterly fixed coupon payments

¡    Participation in the positive return generated by the underlying asset if at or above the Step Level in the form of the Step Payment payable at maturity

¡    Return on the investment is effectively capped at the sum of the fixed coupon payments plus the Step Payment at maturity, if any

¡    Generally include a buffer that limits losses if the underlying asset declines

¡    One-for-one or, in some cases, leveraged downside exposure below the specified buffer

¡    No principal protection

¡    Terms of approximately 6 months to 2 years

¡    Usually issued at an original offering price of $10 per unit

¡    May be listed on a U.S. exchange

¡    STEPS described in this fact sheet are intended for investors that have “bullish” views with respect to the underlying asset. “Bearish” STEPS may also be issued, and would pay a Step Payment if the value of the underlying asset declines to or below the Step Level, while resulting in a loss if the value of the underlying asset increases above the specified buffer

Investors with a moderately bullish view on the underlying asset over the term of the STEPS, who are willing to forego upside participation above the Step Payment in exchange for earning a fixed return that can enhance their yield and/or offset downside risk, may want to consider STEPS. Investors must be able to tolerate risk of loss.

ADVANTAGES

¡    Enhanced income: STEPS provide predictable income in the form of quarterly fixed coupon payments on the principal amount.

¡.   Participate in the performance of the underlying asset: STEPS provide the opportunity to participate in the potential upside appreciation of the underlying asset at or above a specified Step Level through the Step Payment payable at maturity.

¡    Reduced volatility: The buffer and fixed coupon payments on STEPS can help to offset the impact of potential declines in the value of the underlying asset.

¡    Complement to a long-term strategy: STEPS can be integrated into investors’ overall investment strategy without tying up assets for long periods of time. If investors want to sell STEPS prior to maturity, they may be able to do so if a secondary market develops. However, the price paid for STEPS in secondary market transactions may be higher or lower than the original purchase price.

¡    Low minimum investment: Generally issued at an initial offering price of $10 per unit.

The graph is for illustration purposes only. This example assumes bullish STEPS with the term of 12 months and an 8% annual coupon, a 4% Step Payment, a 108% Step Level, 100% downside leverage factor and a 10% buffer. Hypothetical information is not a projection of future returns.

RISK FACTORS

Factors to consider before investing in STEPS include:

¡  The investment may result in a loss.

¡  Investors will not receive the Step Payment unless the ending value of the underlying asset is at or above the Step Level on a specified valuation date shortly prior to maturity regardless of how the underlying asset performs at other points during the term of the STEPS.

¡  The return may be lower than that of other debt securities of a comparable maturity of ML & Co.

¡  The return on STEPS is limited and will not reflect the return on a direct investment in the underlying asset.

¡  A trading market for STEPS is not expected to develop and, if trading does develop, the market price investors may receive or be quoted for STEPS on a date prior to the maturity of the STEPS will be affected by this and other important factors including the costs of developing, hedging and distributing the STEPS. The price paid for the STEPS in secondary market transactions may be higher or lower than the original purchase price.

¡  Many factors affect the trading value of STEPS; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

¡  If STEPS are linked to the shares of an underlying company, the underlying company has no obligations relating to STEPS, and no diligence is performed with respect to such underlying company. Furthermore, holders of the STEPS are not entitled to stockholder’s rights in the shares of such underlying company.

¡  Purchases or sales of the underlying asset and components of or securities based on the underlying asset by ML & Co. and its affiliates may affect the return.

¡  Potential conflicts of interest between ML & Co. and investors in STEPS could arise.

¡  Tax consequences of investments in STEPS are uncertain.

STEPS are one type of Structured Investment offered by ML & Co. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS	STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.	CATEGORY:	KEY FEATURE:
SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.	Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

	Enhanced Income	May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.
Market Participation

Can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if STEPS may be right for you.

IMPORTANT NOTICE: Merrill Lynch & Co., Inc. (ML & Co.) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before investing, investors should read the prospectus in that registration statement and other documents that ML & Co. has filed with the SEC relating to any offering described in this communication for more complete information about ML & Co. and the offering. Investors may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML & Co., any agent or any dealer participating in the offerings will arrange to send the investors the prospectus and other documents relating to any offering if they so request upon calling toll-free 1-866-500-5408.

Total Merrill (design) is a registered service mark of Merrill Lynch & Co., Inc.

STEP Income Securities, STEPS and Total Merrill are service marks of Merrill Lynch & Co., Inc.

© 2008 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Members Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.	374502PM-0608